Exhibit 99.13

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Magali PAILHE

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 5 963 168 812,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Paris, February 12, 2015

Fourth quarter and full-year 2014 results1

	4Q14	Change vs 4Q13	2014	Change vs 2013
Adjusted net income[2]
- in billions of dollars (B$)	2.8	-17%	12.8	-10%
- in dollars per share	1.22	-18%	5.63	-11%
Net income[3] of 4.2 B$ for full year 2014
Net-debt-to-equity ratio of 31.3% on December 31, 2014
Hydrocarbon production of 2,146 kboe/d for full year 2014
Dividend for 4Q14 of 0.61 €/share payable in July 2015[4]

Total’s Board of Directors, under the chairmanship of Thierry Desmarest, met on February 11, 2015, to review the Group’s fourth quarter accounts. Commenting on the results, CEO Patrick Pouyanné said:

“After a long period of stability around $110 per barrel, oil prices fell dramatically in the second half of 2014, ending the year at $55 per barrel. In this context, Total generated adjusted net results of $12.8 billion², a decrease of 10% compared to the previous year. Given the current economic environment the company recognized after-tax impairments of about $6.5 billion at the end of the year, essentially related to Canadian oil sands, unconventional gas, notably in the United States, and refining in Europe.

The Upstream segment returned to growth with the start-up of its deep-offshore CLOV field in Angola in the second half of 2014. The Refining & Chemicals segment achieved its profitability target one year ahead of schedule and reported a remarkable set of results thanks to the success of its restructuring program and strong operational performance.

After delivering on its commitment to reduce expenditures in 2014, all of the Group’s segments are expanding their cost-cutting programs to get through this period, with no compromise on the absolute priority to safety.

Total successfully completed its 2012-14 asset sale program and plans to accelerate the execution of its 2015-17 asset sale program. As the first international company to enter the new ADCO concession in Abu Dhabi, Total demonstrates its ability to access resources under good conditions and create strong partnerships in a strategic region.

With its high-quality teams, financial strength and ability to adapt, the Group is focused for the short-term on generating cash flow and reducing its breakeven point, and for the medium term confirms its growth strategy.”

[1]

TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the euro to the US dollar, effective January 1, 2014, to make its financial information more readable by better reflecting the performance of its activities, which are carried out mainly in US dollars. Comparative 2013 information has been restated.

[2]

Definition of adjusted results on page 2 – euro amounts represent dollar amounts converted at the average €-$ exchange rate for the period: 1.2498 $/€ in the fourth quarter 2014, 1.3610 $/€ in the fourth quarter 2013, 1.3256 $/€ in the third quarter 2014, 1.3285 $/€ for the year 2014 and 1.3281 $/€ for the year 2013.

[4]	The ex-dividend date for the interim dividend will be June 8, 2015, and the payment date will be set for July 1, 2015.

1

The Board of Directors decided to propose at the Annual Shareholders’ Meeting on May 29, 2015, an annual dividend of 2.44 €/share for 2014, an increase of 2.5% compared to 2013, as well as the alternative of receiving the remaining 0.61 €/share in cash or new shares benefiting from a 10% discount.

•	Key figures[5]

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Expressed in millions of dollars except earnings per share and number of shares	2014	2013	2014 vs 2013
52,511	60,363	64,975	-19%	Sales	236,122	251,725	-6%
3,705	6,134	6,533	-43%	Adjusted operating income from business segments	21,604	27,618	-22%
2,797	3,927	3,835	-27%	Adjusted net operating income from business segments	14,247	15,861	-10%
1,596	2,765	3,065	-48%	• Upstream	10,504	12,450	-16%
956	786	441	x2.2	• Refining & Chemicals	2,489	1,857	+34%
245	376	329	-26%	• Marketing & Services	1,254	1,554	-19%
2,801	3,558	3,385	-17%	Adjusted net income	12,837	14,292	-10%
1.22	1.56	1.49	-18%	Adjusted fully-diluted earnings per share (dollars)	5.63	6.29	-11%
0.98	1.17	1.09	-10%	Adjusted fully-diluted earnings per share (euro)	4.24	4.74	-11%
2,287	2,285	2,276	—	Fully-diluted weighted-average shares (millions)	2,281	2,272	—
(5,658)	3,463	2,234	na	Net income (Group share)	4,244	11,228	-62%
8,152	7,769	11,317	-28%	Investments[6]	30,509	34,431	-11%
1,689	2,030	939	+80%	Divestments	6,190	6,399	-3%
6,409	5,740	8,739	-27%	Net investments[7]	24,140	25,879	-7%
7,354	7,639	9,578	-23%	Cash flow from operations	25,608	28,513	-10%
5,721	6,741	6,438	-11%	Adjusted cash flow from operations	24,597	27,053	-9%

•	Highlights since the beginning of the fourth quarter 2014[8]

•	Entered new ADCO concession in Abu Dhabi with 10% interest for 40-year duration, effective January 1, 2015

•	Finalized sale of Bostik to Arkema

•	Started production from Eldfisk II in the Norwegian North Sea

•	Started production from West Franklin Phase 2 in the UK North Sea

•	Stopped flaring and started producing gas from the Ofon field, operated by Total in Nigeria

•	Finalized sales of non-operated interests in Norwegian and Nigerian fields, the interest in GTT (Gaztransport & Technigaz) and the Cardinal pipeline network in the United States

•	Jisik discovery in the Kurdistan region of Iraq

[5]

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 18 and the inventory valuation effect is explained on page 15.

[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions and changes in non-current loans – asset sales – other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Fourth quarter 2014 results

•	Net operating income from business segments

In the fourth quarter 2014, the Brent price averaged 76.6 $/b, a decrease of 30% compared to the fourth quarter 2013 and 25% compared to the third quarter 2014. The Group’s European refining margin indicator (ERMI) averaged 27.6 $/t in the fourth quarter 2014 compared to 10.1 $/t in the fourth quarter 2013 and 29.9 $/t in the third quarter 2014.

The effective tax rate9 for the business segments was 45.6% in the fourth quarter 2014 compared to 55.2% in the fourth quarter 2013, benefiting mainly from strong downstream results which are taxed at a lower rate.

Adjusted net operating income from the business segments was 2,797 M$ in the fourth quarter 2014 compared to 3,835 M$ in the fourth quarter 2013, a decrease of 27%, reflecting mainly a lower contribution from Upstream, driven essentially by the sharp decline in Brent, partially offset by the solid performance of Refining & Chemicals.

•	Net income (Group share)

Adjusted net income was 2,801 M$ in the fourth quarter 2014 compared to 3,385 M$ in the fourth quarter 2013, a decrease of 17%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items10:

•	The after-tax inventory effect had a negative impact on net income of 1,993 M$ in the fourth quarter 2014 compared to a negative impact of 103 M$ in the fourth quarter 2013.

•	Changes in fair value had a positive impact on net income of 19 M$ in the fourth quarter 2014 compared to a negative impact of 19 M$ in the fourth quarter 2013.

•

Special items[11] had a negative impact on net income of 6,485 M$ in the fourth quarter 2014, including mainly the impairment[12] of oil sands in Canada, unconventional gas notably in the United States, refining in Europe and certain other assets in the Upstream. Special items had a negative impact on net income in the fourth quarter 2013 of 1,029 M$.

Taking into account these elements, the net loss (Group share) was 5,658 M$ in the fourth quarter 2014 compared to net income of 2,234 M$ in the fourth quarter 2013.

The effective tax rate for the Group was 40.1% in the fourth quarter 2014 compared to 56.7% in the fourth quarter 2013, reflecting mainly the relative decrease in Upstream results and increase in downstream results, which are taxed at a lower rate.

On December 31, 2014, there were 2,285 million fully-diluted shares compared to 2,276 million fully-diluted shares December 31, 2013.

Adjusted fully-diluted earnings per share, based on 2,287 million fully-diluted weighted-average shares, was $1.22 in the fourth quarter 2014 compared to $1.49 in the fourth quarter 2013.

Expressed in euro, the adjusted fully-diluted earnings per share was €0.98 in the fourth quarter 2014, a decrease of 10%.

[9]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[10]	Detail shown on page 15.
[11]	Detail shown on page 18.
[12]	Impairments are described more completely in the full-year section of the release on page 5.

•	Investments – divestments[13]

Investments, excluding acquisitions and including changes in non-current loans, were 7.0 B$ in the fourth quarter 2014, a decrease of 21% compared to 8.9 B$ in the fourth quarter 2013.

Acquisitions were 730 M$ in the fourth quarter 2014, notably comprised of the carry on the Utica gas and condensate field in the United States. Acquisitions were 1,861 M$ in the fourth quarter 2013.

Asset sales in the fourth quarter 2014 were 1,269 M$, essentially comprised of the sale of the Cardinal midstream assets in the United States, interests in blocks in Norway and Nigeria, and the CCP composites business in Refining & Chemicals. Asset sales in the fourth quarter 2013 were 355 M$.

Net investments14 were 6.4 B$ in the fourth quarter 2014 compared to 8.7 B$ in the fourth quarter 2013.

•	Cash flow

Cash flow from operations was 7,354 M$ in the fourth quarter 2014, a decrease of 23% compared to the fourth quarter 2013, mainly due to the decrease in the price of Brent.

Adjusted cash flow from operations15 was 5,721 M$, a decrease of 11% compared to the fourth quarter 2013.

The Group’s net cash flow16 was 945 M$ compared to 839 M$ in the fourth quarter 2013, an increase of 13% reflecting mainly the 27% decrease in net investments, partially offset by the lower cash flow from operations linked to the decrease in Brent.

The net-debt-to-equity ratio was 31.3% on December 31, 2014, compared to 27.8% on September 30, 2014, and 23.3% on December 31, 201317. The increase is partly due to the higher level of net debt linked to lower cash flow from operations as well as the incomplete status on December 31, 2014, of the sales of Bostik, Totalgaz and the South African coal mines, and partly due to the decrease in equity linked mainly to variations in foreign exchange and to the impact of the impairments.

[13]	Detail shown on page 19.
[14]	Net investments = investments including acquisitions and changes in non-current loans – asset sales – other transactions with non-controlling interests.
[15]	Cash flow from operations at replacement cost before changes in working capital.
[16]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).
[17]	Detail shown on page 20.

•	Results for the full-year 2014

•	Net operating income from business segments

The average Brent price decreased by 9% to 99.0 $/b in 2014 compared to 2013. Brent dropped sharply in the second half, from about 110 $/b to less than 60 $/b by December 31, 2014. The ERMI was 18.7 $/t in 2014 compared to 17.9 $/t in 2013, an increase of 4%. The environment for petrochemicals also improved, notably in the United States.

The effective tax rate18 for the business segments was 51.2% in 2014 compared to 55.5% in 2013. The decrease was due mainly to the benefit of tax allowances in the UK in the second quarter 2014 which reduced the average rate for the Upstream and to the higher contribution from the downstream, which is taxed at a lower average rate.

Adjusted net operating income from the business segments was 14,247 M$ compared to 15,861 M$ in 2013, a decrease of 10%. This decrease was due essentially to the impact of lower Brent prices on Upstream results, partially offset by a higher contribution from downstream activities.

•	Net income (Group share)

Adjusted net income was 12,837 M$ in 2014 compared to 14,292 M$ in 2013, a decrease of 10%.

Adjusted net income excludes the after-tax inventory effect, the effect of changes in fair value and special items19:

•	The after-tax inventory effect had a negative impact of 2,453 M$ in 2014 and a negative impact of 728 M$ in 2013.

•	Changes in fair value had a positive impact of 25 M$ in 2014 and a negative impact of 58 M$ in 2013.

•

Special items[20] had a negative impact of 6,165 M$ in 2014, including mainly 7.1 B$ of impairments. Taking into account the current economic environment, the Group impaired its oil sands assets in Canada by 2.2 B$, its unconventional gas notably in the United States by 2.1 B$, its refining in Europe by 1.4 B$, as well as certain other assets in the Upstream. These impairments were partially offset by the gain on the sale of the Group’s interests in Shah Deniz in Azerbaijan and GTT. Special items had a negative impact of 2,278 M$ in 2013.

In this context, net income (Group share) was 4,244 M$ in 2014 compared to 11,228 M$ in 2013, a decrease of 62%.

The effective tax rate for the Group was 53.0% in 2014 compared to 56.8% in 2013. This variation is due principally to the benefit of tax allowances in the UK in the second quarter 2014 which lowered the average tax rate in the Upstream and the higher contribution from downstream which benefits from a lower tax rate.

On December 31, 2014, there were 2,285 million fully-diluted shares compared to 2,276 million shares on December 31, 2013.

Adjusted fully-diluted earnings per share, based on 2,281 million fully-diluted weighted-average shares, was $5.63 in 2014 compared to $6.29 in 2013.

Expressed in euro, adjusted fully-diluted earnings per share were €4.24 in 2014, a decrease of 11%.

[18]	Defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[19]	Detail shown on page 15.
[20]	Detail shown on page 18.

5

•	Investments - divestments[21]

Investments excluding acquisitions and including changes in non-current loans, were 26.4 B$ in 2014, a decrease of 7% compared to 2013.

Acquisitions were 2,539 M$ in 2014, comprised principally of the acquisition of an interest in the Elk and Antelope discoveries in Papua New Guinea, the acquisition of an additional interest in Novatek22 and the carry on the Utica gas and condensate field in the United States. Acquisitions were 4,473 M$ in 2013.

Asset sales were 4,650 M$ in 2014, comprised essentially of the sale of interests in Shah Deniz and the associated pipelines in Azerbaijan, Block 15/06 in Angola, GTT (Gaztransport & Technigaz) and the Cardinal midstream assets in the United States. Asset sales were 4,750 M$ in 2013.

Net investments23 were 24.1 B$ in 2014 compared to 25.9 B$ in 2013, a decrease of 7%.

•	Cash flow

Cash flow from operations was 25,608 M$ in 2014, a decrease of 10% compared to 2013.

Adjusted cash flow from operations24 was 24,597 M$ in 2014, a decrease of 9% compared to 2013.

The Group’s net cash flow25 was 1,468 M$ in 2014 compared to 2,634 M$ in 2013. This decrease was due essentially to lower cash flow from operations between the two periods, partially compensated by lower net investments.

The net-debt-to-equity ratio was 31.3% on December 31, 2014, compared to 23.3% on December 31, 201326. The increase is partly due to the higher level of net debt linked to lower cash flow from operations as well as the incomplete status on December 31, 2014, of the sales of Bostik, Totalgaz and the South African coal mines, and partly due to the decrease in equity linked mainly to variations in foreign exchange and to the impact of the impairments.

[21]	Detail shown on page 19.
[22]	The Group’s interest in Novatek has been 18.2% since July 18, 2014.
[23]	Net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.
[24]	Cash flow from operations at replacement cost before changes in working capital.
[25]	Net cash flow = cash flow from operations – net investments (including other transactions with non-controlling interests).
[26]	Detail shown on page 20

•	Analysis of business segment results

Upstream

•	Environment – liquids and gas price realizations*

4Q14	3Q14	4Q13	4Q14 vs 4Q13		2014	2013	2014 vs 2013
76.6	101.9	109.2	-30%	Brent ($/b)	99.0	108.7	-9%
61.7	94.0	102.5	-40%	Average liquids price ($/b)	89.4	103.3	-13%
6.29	6.40	7.36	-15%	Average gas price ($/Mbtu)	6.57	7.12	-8%
50.5	69.1	74.6	-32%	Average hydrocarbon price ($/boe)	66.2	74.8	-11%

*	consolidated subsidiaries, excluding fixed margins.

•	Production

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Hydrocarbon production	2014	2013	2014 vs 2013
2,229	2,122	2,284	-2%	Combined production (kboe/d)	2,146	2,299	-7%
1,077	1,043	1,142	-6%	• Liquids (kb/d)	1,034	1,167	-11%
6,219	5,902	6,260	-1%	• Gas (Mcf/d)	6,063	6,184	-2%

Hydrocarbon production was 2,229 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2014, a decrease of 2% compared to the fourth quarter 2013, due to the following:

•	-6% essentially for the expiration of the ADCO license in the United Arab Emirates;

•	+2% for lower prices, notably on production sharing contracts (PSC);

•	+3% essentially from the start up of CLOV in Angola; and

•	-1% for natural decline, partially offset by production growth in Russia and Utica in the United States.

Excluding ADCO, which expired in January 2014, hydrocarbon production in the fourth quarter 2014 increased by 3.5% compared to the fourth quarter 2013.

Hydrocarbon production in the fourth quarter 2014 increased by 5% compared to the third quarter 2014 due to the production from CLOV throughout the quarter, lower maintenance in the fourth quarter, and a decrease in price, notably on PSC contracts.

In 2014, hydrocarbon production was 2,146 kboe/d, a decrease of 7% compared to 2013, due to the following:

•	-6% essentially for the expiration of the ADCO license in the United Arab Emirates;

•	-2% essentially for natural decline and higher maintenance in 2014 notably in the first half, partially offset by production growth in Utica in the United States; and

•	+1% for production growth from start-ups, essentially CLOV in Angola.

In 2014, excluding ADCO, hydrocarbon production was virtually stable compared to 2013.

•	Reserves

Reserves at December 31	2014	2013%	%
Hydrocarbon reserves (Mboe)	11,523	11,526	—
• Liquids (Mb)	5,303	5,413	-2%
• Gas (Bcf)	33,590	33,026	+2%

Proved reserves based on SEC rules (based on Brent at 101.3 $/b) were 11,523 Mboe at December 31, 2014. Based on the 2014 average rate of production, the reserve life is more than thirteen years.

The 2014 proved reserve replacement rate27, based on SEC rules, was 100%. The 2014 organic proved reserve replacement rate28 was 125%.

At year-end 2014, Total had a solid and diversified portfolio of proved and probable reserves29 representing more than twenty years of reserve life based on the 2014 average production rate, and resources30 representing about fifty years of production.

•	Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	In millions of dollars	2014	2013	2014 vs 2013
2,174	4,671	5,587	-61%	Adjusted operating income*	17,156	23,700	-28%
1,596	2,765	3,065	-48%	Adjusted net operating income*	10,504	12,450	-16%
533	824	704	-24%	• includes income from equity affiliates	2,859	2,889	-1%

6,287	6,923	9,498	-34%	Investments	26,520	29,750	-11%
1,473	1,924	812	+81%	Divestments	5,764	5,786	—
2,608	5,442	7,310	-64%	Cash flow from operations	16,666	21,857	-24%
3,665	5,028	5,095	-28%	Adjusted cash flow from operations	18,667	22,011	-15%

*	detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 1,596 M$ in the fourth quarter 2014, a decrease of 48% compared to the fourth quarter 2013, essentially due to the decrease in the average realized price of hydrocarbons. The effective tax rate for the Upstream segment was 57.0% compared to 58.8% in the fourth quarter 2013.

Adjusted net operating income from the Upstream segment in 2014 was 10,504 M$ compared to 12,450 M$ in 2013, a decrease of 16%, which was due essentially to the decrease in the average realized price of hydrocarbons. The effective tax rate for the Upstream segment in 2014 was 57.1%, compared to 60.0% in 2013. The lower rate reflects mainly the benefit of tax allowances in the UK in the second quarter 2014.

Technical costs, calculated in accordance with ASC 93231, were 28.3 $/boe in 2014 compared to 26.1 $/boe in 2013, an increase due principally to the increase in depreciation of fixed assets and the increase in production costs, mainly maintenance costs.

[27]	Change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.
[28]	The reserve replacement rate in a constant oil price environment of 108.02 $/b, excluding acquisitions and divestments.
[29]

Limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 100 $/b Brent environment, including projects developed by mining.

[30]	Proved and probable reserves plus contingent resources (potential average recoverable reserves from known accumulations – Society of Petroleum Engineers - 03/07).
[31]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

8

The return on average capital employed (ROACE32) for the Upstream segment was 11% for the full year 2014 compared to 14% for the full year 2013.

[32]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Refining & Chemicals

•	Refinery throughput and utilization rates*

4Q14	3Q14	4Q13	4Q14 vs 4Q13		2014	2013	2014 vs 2013
1,887	1,884	1,580	+19%	Total refinery throughput (kb/j)	1,775	1,719	+3%
632	672	535	+18%	• France	639	647	-1%
852	840	755	+13%	• Rest of Europe	794	797	—
403	372	290	+39%	• Rest of world	342	275	+24%

				Utilization rates**
82%	82%	73%		• Based on crude only	77%	80%
86%	86%	77%		• Based on crude and other feedstocks	81%	84%

*	includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.
**	based on distillation capacity at the beginning of the year.

In the fourth quarter 2014, refinery throughput increased by 19% compared to the fourth quarter 2013. This increase was essentially due to higher refining margins in Europe which allowed utilization rates to rise, and the start-up of Satorp, operating at full capacity since August 2014.

In 2014, refinery throughput increased slightly by 3% compared to 2013, essentially due to the start up of Satorp.

•	Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	In millions of dollars (except the ERMI)	2014	2013	2014 vs 2013
27.6	29.9	10.1	x2.8	European refining margin indicator - ERMI ($/t))	18.7	17.9	+4%

1,069	974	421	x2.5	Adjusted operating income*	2,739	1,766	+55%
956	786	441	x2.2	Adjusted net operating income*	2,489	1,857	+34%
155	161	160	-3%	• contribution of Specialty Chemicals**	629	583	+8%

875	422	956	-8%	Investments	2,022	2,708	-25%
157	9	45	x2.5	Divestments	192	365	-47%
3,113	1,729	1,816	+71%	Cash flow from operations	6,302	4,260	+48%
1,465	1,263	839	+75%	Adjusted cash flow from operations	4,028	2,974	+35%

*	detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson, Bostik, Atotech.

The ERMI averaged 27.6 $/t in the fourth quarter 2014, nearly three times higher than in the fourth quarter 2013, due to the decrease in Brent and relatively better refined product prices in Europe. The environment for petrochemicals was favorable in the fourth quarter in the United States and in Europe, benefitting from lower naphtha prices.

Adjusted net operating income from the Refining & Chemicals segment was 956 M$ in the fourth quarter 2014, more than double the fourth quarter 2013 results of 441 M$. The segment was able to take advantage of the higher refining and petrochemical margins this quarter thanks to its good industrial performance.

In 2014, adjusted net operating income from the Refining & Chemicals segment was 2,489 M$, an increase of 34% compared to 2013 while the refining margin increased by only 4% to 18.7 $/t in 2014. The synergies and efficiency plans are bearing fruit and the segment was able to adapt to the lower European margins in the first half and subsequently take advantage of a more favorable refining and chemicals environment in the second half of the year. The petrochemicals environment was more favorable in 2014, especially in the United States.

With a ROACE33 of 15% for the full year 2014 compared to 9% for the full year 2013, the segment attained its profitability objective one year earlier than the schedule fixed in 2011.

Marketing & Services

•	Refined product sales

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Sales in kb/d*	2014	2013	2014 vs 2013
1,132	1,107	1,150	-2%	Europe	1,100	1,138	-3%
678	674	605	+12%	Rest of world	669	611	+9%
1,810	1,781	1,755	+3%	Total Marketing & Services sales	1,769	1,749	+1%

*	excludes trading and bulk Refining sales, includes share of TotalErg

In the fourth quarter 2014, sales increased by 3% compared to the fourth quarter 2013, due to higher sales in growth areas, notably in Africa and the Middle East.

Sales volumes in 2014 increased slightly compared to 2013 due to higher sales in growth areas and offset by lower sales in Europe, mainly due to the impact of weather conditions.

•	Results

4Q14	3Q14	4Q13	4Q14 vs 4Q13	In millions of dollars	2014	2013	2014 vs 2013
24,079	27,747	28,378	-15%	Sales	106,509	110,873	-4%
462	489	525	-12%	Adjusted operating income*	1,709	2,152	-21%
245	376	329	-26%	Adjusted net operating income*	1,254	1,554	-19%
(15)	5	27	na	• contribution of New Energies	10	—	na

941	398	820	+15%	Investments	1,818	1,814	—
53	56	63	-16%	Divestments	163	186	-12%
1,627	701	442	x3.7	Cash flow from operations	2,721	2,557	+6%
544	542	599	-9%	Adjusted cash flow from operations	2,016	2,497	-19%

*	detail of adjustment items shown in the business segment information annex to financial statements.

The Marketing & Services segment’s sales were 24 B$ in the fourth quarter 2014, a 15% decrease compared to the fourth quarter 2013.

[33]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

Adjusted net operating income for Marketing & Services was 245 M$ in the fourth quarter 2014, a decrease of 26% compared to the fourth quarter 2013, mainly due to a negative accounting effect of 100 M$ on the valuation of hedging positions.

Adjusted net operating income for Marketing & Services in 2014 was 1,254 M$, a decrease of 19% compared to 2013. Other than the accounting effect in the fourth quarter mentioned above, the decrease is mainly due to weather conditions in the first half in Europe, and lower margins in 2014, notably in the European network.

The ROACE34 for the Marketing & Services segment was 13% for the full year 2014 compared to 16% for the full year 2013.

[34]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

•	TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was 6,045 M€ in 2014 compared to 6,031 M€ in 2013.

•	Proposed dividend

After closing the 2014 accounts, the Board of Directors decided on February 11, 2015, to propose to the Annual Shareholders’ Meeting on May 29, 2015 an annual dividend of 2.44 €/share for 2014, an increase of 2.5% compared to 2013. Taking into account the interim dividends for the first three quarters of 2014 approved by the Board of Directors, the remaining 2014 dividend is 0.61 €/share, equal to the three 2014 interim dividends. The Board of Directors will also propose that shareholders have the alternative of receiving the remaining 2014 dividend payment in cash or in new shares benefiting from a 10% discount. Pending the approval at the Annual Shareholders’ Meeting, the ex-dividend date would be June 8, 2015, and the payment date for the cash dividend or the delivery of the new shares, depending on the election of the shareholder, would be set for July 1, 2015.

Total’s dividend pay-out ratio, based on the adjusted net income for 2014, would be 58%.

•	Summary and outlook

The ROACE35 for the Group was 11.1% in 2014, a decrease of 1.9 percentage points compared to 2013. Return on equity was 13.5% in 2014, compared to 14.9% in 2013.

In response to the recent fall in the oil price, Total has launched an ambitious mitigation plan. The plan includes significant reductions to organic investments, operating costs and the exploration budget, as well as an acceleration of its asset sale program.

The Group plans to lower its organic investments by more than 10% from 26.4 B$ in 2014 to 23-24 B$ in 2015, by reducing investments in brownfield developments and stopping certain projects that have become less profitable. For operating costs, the reduction program announced in September 2014 has been expanded mainly in the Upstream segment. The initial target of 800 M$ has been raised to 1.2 B$ in 2015, an increase of 50%. The exploration budget has been reduced by about 30%, to 1.9 B$ in 2015.

Having achieved its 2012-14 asset sale target of 15-20 B$, Total plans to accelerate its 2015-17 asset sale program of 10 B$ by selling 5 B$ of assets in 2015, in addition to benefiting from the completion of about 4 B$ of asset sales that were already signed and pending at the start of the year.

In the Upstream segment, the Group is focused on the execution and delivery of its major projects and plans eight start-ups this year, of which three already started production in January. These start-ups, plus the new ADCO volumes, will contribute to production growth for the Group of more than 8% in 2015.

In addition, refining overcapacity remains an issue in Europe, and the Group is advancing its restructuring plans by launching a capacity reduction program at its Lindsey refinery in the UK and will announce a new plan for its refining activities in France in the spring of 2015.

With the decline in the oil price, the petroleum industry has entered a new cycle. In this context, Total is implementing a strong and immediate response generating 8 B$ in cash in 2015, thereby reducing its breakeven point by 40 $/b without compromising the priority to safety.

Finally, despite intensive investments made for future growth, the Group’s balance sheet remains strong, allowing it access to the financial markets under very favorable conditions.

[35]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 21.

13

As it has demonstrated in the past, Total will make the adjustments necessary to successfully adapt to this period of low prices, while at the same time being prepared to take advantage of a recovery, for the benefit of its shareholders.

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To listen to a presentation by CEO Patrick Pouyanné to financial analysts today in London at 14:30 (London time), please log on to www.total.com or call +44 (0)203 427 1904 in Europe or +1 646 254 3367 in the United States. For a replay, please consult the website or call +44 (0)203 427 0598 in Europe or +1 347 366 9565 in the US (code 5279785).

This press release presents the results for the fourth quarter and full-year 2014 from the consolidated financial statements of TOTAL S.A. as of December 31, 2014. The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in euros. However the parent company accounts are held directly in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

15

Operating information by segment

for the fourth quarter and full-year 2014

—	Upstream

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Combined liquids and gas production by region (kboe/d)	2014	2013	2014 vs 2013
393	340	405	-3%	Europe	364	392	-7%
690	665	644	+7%	Africa	657	670	-2%
391	387	522	-25%	Middle East	391	536	-27%
99	89	75	+32%	North America	90	73	+23%
151	159	149	+1%	South America	157	166	-5%
235	237	242	-3%	Asia-Pacific	238	235	+1%
270	245	247	+9%	CIS	249	227	+10%
2,229	2,122	2,284	-2%	Total production	2,146	2,299	-7%
594	562	692	-14%	Includes equity affiliates	571	687	-17%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Liquids production by region (kb/d)	2014	2013	2014 vs 2013
168	161	180	-7%	Europe	165	168	-2%
558	539	503	+11%	Africa	522	531	-2%
185	190	314	-41%	Middle East	192	324	-41%
45	39	28	+61%	North America	39	28	+39%
49	50	50	-2%	South America	50	54	-7%
33	30	27	+22%	Asia-Pacific	30	30	—
39	34	40	-3%	CIS	36	32	+13%
1,077	1,043	1,142	-6%	Total production	1,034	1,167	-11%
197	199	323	-39%	Includes equity affiliates	200	325	-38%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Gas production by region (Mcf/d)	2014	2013	2014 vs 2013
1,224	982	1,242	-1%	Europe	1,089	1,232	-12%
674	643	690	-2%	Africa	693	698	-1%
1,113	1,076	1,139	-2%	Middle East	1,084	1,155	-6%
305	284	261	+17%	North America	285	256	+11%
573	613	554	+3%	South America	599	627	-4%
1,144	1,178	1,258	-9%	Asia-Pacific	1,178	1,170	+1%
1,186	1,126	1,116	+6%	CIS	1,135	1,046	+9%
6,219	5,902	6,260	-1%	Total production	6,063	6,184	-2%
2,064	1,966	1,995	+3%	Includes equity affiliates	1,988	1,955	+2%

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Liquefied natural gas	2014	2013	2014 vs 2013
3.06	2.98	3.39	-10%	LNG sales* (Mt)	12.15	12.26	-1%

*	sales, Group share, excluding trading ; 2013 and 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2013 and 2014 SEC coefficients, respectively.

•	Downstream (Refining & Chemicals and Marketing & Services)

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Refined product sales by region (kb/d)*	2014	2013	2014 vs 2013
2,112	2,053	2,048	+3%	Europe**	2,047	2,078	-1%
606	540	496	+22%	Africa	552	454	+22%
482	632	473	+2%	Americas	558	497	+12%
660	604	546	+21%	Rest of world	612	492	+24%
3,860	3,829	3,563	+8%	Total consolidated sales	3,769	3,521	+7%
628	621	608	+3%	Includes bulk sales	615	617	—
1,421	1,427	1,200	+18%	Includes trading	1,385	1,155	+20%

*	includes share of TotalErg.
**	restated historical amounts.

Adjustment items

•	Adjustments to operating income

4Q14	3Q14	4Q13	In millions of dollars	2014	2013
(7,812)	(216)	(560)	Special items affecting operating income	(8,205)	(1,630)
—	—	(374)	• Restructuring charges	—	(376)
(7,817)	(122)	(176)	• Impairments	(7,979)	(1,043)
5	(94)	(10)	• Other	(226)	(211)
(2,842)	(563)	(127)	Pre-tax inventory effect : FIFO vs. replacement cost	(3,469)	(1,065)
24	17	(23)	Effect of changes in fair value	31	(74)
(10,630)	(762)	(710)	Total adjustments affecting operating income	(11,643)	(2,769)

•	Adjustments to net income (Group share)

4Q14	3Q14	4Q13	In millions of dollars	2014	2013
(6,485)	294	(1,029)	Special items affecting net income (Group share)	(6,165)	(2,278)
30	580	—	• Gain (loss) on asset sales	1,209	(117)
(8)	(7)	(513)	• Restructuring charges	(20)	(567)
(6,450)	(187)	(181)	• Impairments	(7,063)	(773)
(57)	(92)	(335)	• Other	(291)	(821)
(1,993)	(403)	(103)	After-tax inventory effect : FIFO vs. replacement cost	(2,453)	(728)
19	14	(19)	Effect of changes in fair value	25	(58)
(8,459)	(95)	(1,151)	Total adjustments affecting net income	(8,593)	(3,064)

Effective tax rates

4Q14	3Q14	4Q13	Effective tax rate*	2014	2013
57.0%	59.1%	58.8%	Upstream	57.1%	60.0%
40.1%	54.1%	56.7%	Group	53.0%	56.8%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Investments - Divestments

4Q14	3Q14	4Q13	4Q14 vs 4Q13	Expressed in millions of dollars	2014	2013	2014 vs 2013
7,002	7,032	8,872	-21%	Investments excluding acquisitions	26,430	28,309	-7%
422	512	390	+8%	• Capitalized exploration	1,616	1,821	-11%
565	868	1,233	-54%	• Increase in non-current loans	2,769	2,906	-5%
(420)	(326)	(584)	-28%	• Repayment of non-current loans	(1,540)	(1,649)	-7%
730	411	1,861	-61%	Acquisitions	2,539	4,473	-43%
1,269	1,704	355	x3.6	Asset sales	4,650	4,750	-2%
54	(1)	1,639	-97%	Other transactions with non-controlling interests	179	2,153	-92%
6,409	5,740	8,739	-27%	Net investments*	24,140	25,879	-7%

*	net investments = investments including acquisitions – asset sales – other transactions with non-controlling interests.

Net-debt-to-equity ratio

in millions of dollars	12/31/2014	09/30/2014	12/31/2013
Current borrowings	10,942	11,826	11,193
Net current financial assets	(1,113)	(848)	(358)
Net financial assets classified as held for sale	(56)	(77)	(179)
Non-current financial debt	45,481	43,242	34,574
Hedging instruments of non-current debt	(1,319)	(1,491)	(1,418)
Cash and cash equivalents	(25,181)	(24,307)	(20,200)
Net debt	28,754	28,345	23,612

Shareholders’ equity	90,330	100,408	100,241
Estimated dividend payable	(1,686)	(1,746)	(1,908)
Non-controlling interests	3,201	3,382	3,138
Equity	91,845	102,044	101,471
Net-debt-to-equity ratio	31.3%	27.8%	23.3%

2015 sensitivities*

	Scenario	Change	Impact on adjusted operating income (e)	Impact on adjusted net operating income (e)
Dollar	1.30 $/€	-0.1 $ per €	+0.7 B$	+0.2 B$
Brent	60 $/b	+10 $/b	+3.1 B$	+1.7 B$
European refining margin (ERMI)	25 $/t	+1 $/t	+0.08 B$	+0.05 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on operating income is attributable 60% to Exploration & Production. The impact of the €-$ sensitivity on adjusted net operating income is attributable 90% to Refining & Chemicals.

Sensitivities are estimates based on assumptions about the Group’s portfolio in 2015. Actual results could vary significantly from estimates based on the application of these sensitivities.

Return on average capital employed

•	Full-year 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	10,504	2,489	1,254	13,530
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
Capital employed at 12/31/2014*	100,497	13,451	8,825	120,526
ROACE	10.7%	15.0%	13.3%	11.1%

•	Twelve months ended September 30, 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	11,973	1,974	1,338	14,299
Capital employed at 09/30/2013*	91,140	20,884	9,254	118,319
Capital employed at 09/30/2014*	104,488	17,611	9,633	128,360
ROACE	12.2%	10.3%	14.2%	11.6%

•	Full-year 2013

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	12,450	1,857	1,554	15,230
Capital employed at 12/31/2012*	84,260	20,783	9,232	111,080
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
ROACE	13.8%	9.2%	16.1%	13.0%

*	at replacement cost (excluding after-tax inventory effect).